UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14F-1

REPORT OF CHANGE IN MAJORITY OF DIRECTORS
INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF THE SECURITIES
EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

XCELMOBILITY INC.
(Exact name of Registrant as specified in its charter)

Nevada	000-54333	98-0561888
(State or other jurisdiction	(Commission File No.)	(IRS Employer Identification No.)
of incorporation)

2377 Gold Meadow Way, Suite 100, Gold River, California 95670
(Address of principal executive offices, including Zip Code)

Registrant’s telephone number, including area code: (916) 526-2662

Approximate Date of Mailing: August 10, 2011

INFORMATION STATEMENT PURSUANT TO
SECTION 14(f) OF THE
SECURITIES EXCHANGE ACT OF 1934
AND RULE 14f-1 THEREUNDER

THIS INFORMATION STATEMENT IS BEING PROVIDED SOLELY FOR INFORMATIONAL PURPOSES
AND NOT IN CONNECTION WITH ANY VOTE OF THE SHAREHOLDERS OF XCELMOBILITY INC.

NO PROXIES ARE BEING SOLICITED AND YOU ARE NOT REQUESTED TO SEND THE COMPANY A
PROXY.

Introduction

          This Information Statement is being mailed to holders of record of shares of common stock of XcelMobility Inc., a Nevada corporation (“Company,” “we,” “us,” or “our”), as of August 9, 2011, pursuant to the requirements of Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 promulgated thereunder, in connection with a proposed exchange transaction pursuant to that certain Share Exchange Agreement (“Exchange Agreement”) dated July 5, 2011, by and between our Company, Shenzhen CC Power Corporation, a company organized under the laws of the People’s Republic of China (“CC Power”), CC Mobility Limited, a company organized under the laws of Hong Kong (“CC Mobility”) and the shareholders of CC Mobility (“Selling Shareholders”) as described in our Current Report on Form 8-K, filed with the Securities and Exchange Commission (“SEC”) on July 5, 2011, which is incorporated herein by reference. Pursuant to the terms of the Exchange Agreement and at the closing of the transactions contemplated by the Exchange Agreement, the Company will issue shares of its common stock to the Selling Shareholders representing no less than 50.5% of the issued and outstanding common stock of the Company in exchange for 100% of the issued and outstanding capital stock of CC Mobility (the “Exchange Transaction”). As such, following the Exchange Transaction, the Selling Shareholders will own approximately 50.5% of the Company’s issued and outstanding common stock, CC Mobility will become the Company’s wholly owned subsidiary, and the Company will control the business and operations of CC Power. As a condition of the Exchange Transaction, there will be a change in the Company’s Board of Directors at the closing of the Exchange Agreement.

          Specifically, at the closing of the proposed Exchange Transaction, Messrs. Moses Carlo Supera Paez and Jaime Brodeth will resign as directors. In addition, Mr. Brodeth will resign as our President, Chief Executive Officer, Chief Financial Officer, and Secretary at the closing of the proposed Exchange Transaction. On or prior to the closing of the Exchange Transaction, it is also anticipated that Mr. Ronald Edward Strauss and Mr. Renyan Ge will be appointed as directors. Mr. Strauss will also be appointed as our Chief Executive Officer. This Information Statement is being mailed on or about August 10, 2011, to all holders of record on such date. A shareholder vote is not required and will not be taken with respect to the appointment of Messrs. Strauss and Ge, the incoming directors and officers. You are not required to take any action with respect to the appointment of the Messrs. Strauss and Ge.

          The description of the foregoing transaction does not purport to be complete and is qualified in its entirety by the terms of the Exchange Agreement filed as an exhibit to our Current Report on Form 8-K filed with the SEC on July 5, 2011. The Company intends to file another Current Report on Form 8-K upon the closing of the Exchange Transaction.

Voting Securities

          There are currently issued and outstanding 77,700,000 shares of our common stock, par value $0.001 per share (“Common Stock”). Each common shareholder is entitled to one vote per share of Common Stock held on all matters to be voted on. The Company has no other securities outstanding.

Change in Control

          There has been no change in control of the Company since the beginning of our last fiscal year. Subject to the satisfaction of the closing conditions set forth in the Exchange Agreement and upon the closing of the transactions contemplated by the Exchange Agreement, the Selling Shareholders will receive no less than 50.5% of the issued and outstanding Common Stock of the Company.

Directors and Executive Officers

          The following table sets forth certain information for the proposed executive officers and directors after the forthcoming change in officers and directors.

Name	Age	Position

Ronald Edward Strauss	52	Chairman of the Board, Director, Chief Executive Officer

Renyan Ge	50	Director

          Our Board of Directors believes that its members encompass a range of talent, skill, and experience sufficient to provide sound and prudent guidance with respect to our operations and interests. The information below with respect to our new directors and officers includes each director’s and officer’s experience, qualifications, attributes, and skills that led our Board of Directions to the conclusion that he or she should serve as a director and/or executive officer.

Ronald Edward Strauss, Chairman of the Board, Director, Chief Executive Officer

          Mr. Strauss is an entrepreneur with 20 years of experience in leading computer hardware and software related technology start-ups. Mr. Strauss is a founding member of CC Power since its inception in 2003. Since 2003, Mr. Strauss has served as a Director of CC Power, a position he still holds. Mr. Strauss was previously the founding member and a Director of Avvida Systems Inc., a company formed in 2001 until its acquisition in 2003. Avvida designed and marketed high performance computing systems using the latest DSP and FPGA processing hardware, and was a leading supplier to the industrial, government and military markets. In 2003, Avvida was acquired by a division of General Electric (SBS Technologies Inc.), and, from 2003 to 2006, Mr. Strauss was engaged to assist General Electric integrate Avvida together with 8 other General Electric acquisitions, ending his career with General Electric in the position of VP/GM Canada and Asia Integration Leader in 2006. Previously, Mr. Strauss was a founder and director of Focus Automation Systems, Inc., a leading supplier of image processing systems to the industrial and medical markets. Mr. Strauss founded Focus in 1987. Focus was acquired by V Technology Corporation in 2000.

          Mr. Strauss is a Computer Systems Engineer and has completed software development, strategic planning, human resource, and financial accounting management training at University of Waterloo, Harvard University, and the GE Jack Welsh Management Training Center. Most recently, Mr. Strauss completed Chinese Mandarin language and cultural training at Sinoland College in Beijing, China.

Renyan Ge, Director

          Mr. Ge has over 25 years experience in engineering, R&D, customer support and management. He is also a founding member of CC Power since its inception in 2003. Since 2003, Mr. Ge has served as a director and chief executive officer of CC Power, positions he still holds. Prior to founding CC Power, Mr. Ge worked as the business development director for General Electric (Fanuc) embedded systems in the Asia-Pacific region. In addition, he also worked in Canada and Japan for a leading supplier to the semiconductor and FPD markets. Mr. Ge speaks Chinese, Japanese, and English.

          Mr. Ge holds a masters degree in system design from the University of Waterloo, and a BSc in photogrammetry and remote sensing from Wuhan University in the People’s Republic of China. Mr. Ge has recently completed financial accounting management training at Harvard University.

Terms of Office

          The Company’s proposed directors will be appointed for a one-year term to hold office until the next annual general meeting of the Company’s shareholders or until removed from office in accordance with the Company’s Amended & Restated Bylaws (“Bylaws”) and the provisions of the Nevada Revised Statutes. The Company’s directors hold office after the expiration of his or her term until his or her successor is elected and qualified, or until he or she resigns or is removed in accordance with the Company’s Bylaws and the provisions of the Nevada Revised Statutes.

          The Company’s new executive officers will be appointed by the Company’s Board of Directors and will hold office until removed by the Board of Directors in accordance with the Company’s Bylaws and the provisions of the Nevada Revised Statutes.

Certain Relationships and Transactions

          There are no family relationships between any of our current directors or executive officers and the proposed directors and officers. During our fiscal year ended March 31, 2011 and the previous fiscal year, there were no transactions with related parties other than as noted below. To our knowledge, the proposed directors and executive officers are not currently directors of the Company, do not hold any position with the Company, and have not been involved in any material proceeding adverse to the Company or its subsidiary or have a material interest adverse to the Company or its subsidiary, or any transactions with the Company or any of its directors, executive officers, affiliates, or associates that are required to be disclosed pursuant to the rules and regulations of the SEC.

          The Company has been provided office space by its current Chief Executive Officer, Mr. Brodeth, at no cost. Company management determined that such cost is nominal and did not recognize the rent expense in its financial statements. In addition, as at March 31, 2011, there is a balance owing to a shareholder of the Company in the amount of $100.

          In accordance with the Exchange Agreement, upon the effectiveness of the Exchange Transaction, the Selling Shareholders shall receive no less than 50.5% of the issued and outstanding Common Stock of the Company in exchange for 100% of the issued and outstanding capital stock of CC Mobility. Mr. Strauss, the incoming Chairman of the Board of Directors and Chief Executive Officer is a shareholder of CC Mobility. Further, Mr. Ge, an incoming director, is also a shareholder of CC Mobility. Accordingly, Messrs. Strauss and Ge will be issued certain shares of our Common Stock in connection with the Exchange Agreement.

          Other than the transactions, including the Exchange Agreement, noted above, there are no transactions, since the beginning of the Company’s last fiscal year, or any currently proposed transaction, in which the Company was or is to be a participant and the amount involved exceeds the lesser of $120,000 or one percent of the average of the Company’s total assets at year-end for the last three completed fiscal years, and in which any of the current directors or officers or the incoming directors and officers had or will have a direct or indirect material interest. There is no material plan, contract or arrangement (whether or not written) to which any of the current directors or officers or the incoming directors and officers is a party or in which they participate that is entered into or material amendment in connection with our appointment of any of the current directors or officers or the incoming directors and officers, or any grant or award to any of the current directors or officers or the incoming directors or officers or modification thereto, under any such plan, contract or arrangement in connection with our appointment of any of the current directors or officers or the incoming directors and officers.

Review, Approval or Ratification of Transactions with Related Persons

          Although we have not adopted a Code of Ethics, we rely on our Board to review related party transactions on an ongoing basis to prevent conflicts of interest. Our Board reviews a transaction in light of the affiliations of the director, officer or employee and the affiliations of such person’s immediate family. Transactions are presented to our Board for approval before they are entered into or, if this is not possible, for ratification after the transaction has occurred. If our Board finds that a conflict of interest exists, then it will determine the appropriate remedial action, if any. Our Board approves or ratifies a transaction if it determines that the transaction is consistent with the best interests of the Company. These policies and procedures are not evidenced in writing.

Director Independence

          During the fiscal year ended March 31, 2011, we did not have any independent directors on our Board of Directors. Neither of our proposed directors is expected to be independent. We evaluate independence by the standards for director independence established by applicable laws, rules, and listing standards, including, without limitation, the standards for independent directors established by the New York Stock Exchange, Inc., the NASDAQ National Market, and the SEC.

          Subject to some exceptions, these standards generally provide that a director will not be independent if (a) the director is, or in the past three years has been, an employee of ours; (b) a member of the director’s immediate family is, or in the past three years has been, an executive officer of ours; (c) the director or a member of the director’s immediate family has received more than $120,000 per year in direct compensation from us other than for service as a director (or for a family member, as a non-executive employee); (d) the director or a member of the director’s immediate family is, or in the past three years has been, employed in a professional capacity by our independent public accountants, or has worked for such firm in any capacity on our audit; (e) the director or a member of the director’s immediate family is, or in the past three years has been, employed as an executive officer of a company where one of our executive officers serves on the compensation committee; or (f) the director or a member of the director’s immediate family is an executive officer of a company that makes payments to, or receives payments from, us in an amount which, in any twelve-month period during the past three years, exceeds the greater of $1,000,000 or two percent of that other company’s consolidated gross revenues.

Involvement in Certain Legal Proceedings

          To the best of our knowledge, no director, executive officer, significant employee or control person of the Company, or any incoming officer or director has been involved in any legal proceeding listed in Item 401(f) of Regulation S-K in the past 10 years.

Committees of the Board

          Our Board of Directors held no formal meetings during the fiscal year ended March 31, 2011. All proceedings of the Board of Directors were conducted by resolutions consented to in writing by the directors and filed with the minutes of the proceedings of the directors. Such resolutions consented to in writing by the directors entitled to vote on that resolution at a meeting of the directors are, according to the Nevada Revised Statutes and the Bylaws of our Company, as valid and effective as if they had been passed at a meeting of the directors duly called and held. We do not presently have a policy regarding director attendance at meetings.

          We do not currently have standing audit, nominating or compensation committees, or committees performing similar functions. Due to the size of our Board, our Board of Directors believes that it is not necessary to have standing audit, nominating or compensation committees at this time because the functions of such committees are adequately performed by our Board of Directors. We do not have an audit, nominating or compensation committee charter as we do not currently have such committees. We do not have a policy for electing members to the Board. Neither our current nor proposed directors are independent directors as defined in the NASD listing standards.

          After the change in the Board of Directors, it is anticipated that the Board of Directors will form separate compensation, nominating and audit committees, with the audit committee including an audit committee financial expert.

Audit Committee

          Our Board of Directors has not established a separate audit committee within the meaning of Section 3(a)(58)(A) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Instead, the entire Board of Directors acts as the audit committee within the meaning of Section 3(a)(58)(B) of the Exchange Act and will continue to do so upon the appointment of the proposed directors until such time as a separate audit committee has been established.

Section 16(a) Beneficial Ownership Reporting Compliance

          Section 16(a) of the Exchange Act requires our directors, executive officers, and shareholders holding more than 10% of our outstanding Common Stock to file with the SEC initial reports of ownership and reports of changes in beneficial ownership of our Common Stock. Executive officers, directors, and persons who own more than 10% of our Common Stock are required by SEC regulations to furnish us with copies of all Section 16(a) reports they file.

          Based solely upon a review of Forms 3, 4, and 5 delivered to us as filed with the SEC during our most recent fiscal year, none of our executive officers and directors, and persons who own more than 10% of our Common Stock failed to timely file the reports required pursuant to Section 16(a) of the Exchange Act.

Family Relationships

          There are no family relationships between or among the directors, executive officers or persons nominated or chosen by us to become directors or executive officers.

Nominations to the Board of Directors

          Our directors take a critical role in guiding our strategic direction and oversee the management of the Company. Board of Director candidates are considered based upon various criteria, such as their broad-based business and professional skills and experiences, a global business and social perspective, concern for the long-term interests of the shareholders, diversity, and personal integrity and judgment.

          In addition, directors must have time available to devote to Board activities and to enhance their knowledge in the growing business. Accordingly, we seek to attract and retain highly qualified directors who have sufficient time to attend to their substantial duties and responsibilities to the Company.

          In carrying out its responsibilities, the Board of Directors will consider candidates suggested by shareholders. If a shareholder wishes to formally place a candidate’s name in nomination, however, such shareholder must do so in accordance with the provisions of the Company’s Bylaws. Suggestions for candidates to be evaluated by the proposed directors must be sent to the Board of Directors, c/o XcelMobility Inc., 2377 Gold Meadow Way, Suite 100, Gold River, California 95670.

Board Leadership Structure and Role on Risk Oversight

          Mr. Brodeth currently serves as the Company’s Chief Executive Officer, Chief Financial Officer, President, Secretary and a Director. We determined this leadership structure was appropriate for the Company due to our small size and limited operations and resources. In accordance with the Exchange Agreement, Mr. Strauss will serve as our Chief Executive Officer, Chairman of the Board and a Director and Mr. Ge will serve as a Director. The proposed directors will continue to evaluate the Company’s leadership structure and modify such structure as appropriate based on the size, resources, and operations of the Company.

          Subsequent to the closing of the Exchange Transaction, it is anticipated that the Board of Directors will establish procedures to determine an appropriate role for the Board of Directors in the Company’s risk oversight function.

Board Compensation

          We have no standard arrangement to compensate directors for their services in their capacity as directors. Directors are not paid for meetings attended. All travel and lodging expenses associated with corporate matters are reimbursed by us, if and when incurred.

Executive Compensation

          No director, officer or employee of the Company received compensation during the fiscal year ended March 31, 2011.

Security Ownership of Principal Shareholders, Directors, and Officers

          The Company has only one class of stock outstanding, its Common Stock. The table below sets forth the number and percentage of shares of our common stock owned as of August 9, 2011, by the following persons: (i) shareholders known to us who own 5% or more of our outstanding shares, (ii) each of our officers and Directors, and (iii) our officers and Directors as a group. Unless otherwise indicated, each of the shareholders has sole voting and investment power with respect to the shares beneficially owned.

Name and Address	Amount and Nature	Percentage
of Beneficial Owner(1)	of Beneficial Ownership	of Class (2)
Directors and Executive Officers Mr. Jaime Brodeth President, Chief Executive Officer, Chief Financial Officer, Secretary and Director Unit 3-B, Torres Building 5115 Malolos St. Makati City, Philippines	26,250,000	33.78%

Mr. Moses Carlo Supera Paez Director 43 San Simon St. BGY Holy Spirit Quezon City, Philippines	26,250,000	33.78%

All Officers and Directors as a Group	52,500,000	67.57%

5% Shareholders
None.	-	-

____________________________________

(1)

Beneficial ownership has been determined in accordance with Rule 13d-3 under the Exchange Act. Pursuant to the rules of the SEC, shares of Common Stock which an individual or group has a right to acquire within 60 days pursuant to the exercise of options or warrants are deemed to be outstanding for the purpose of computing the percentage ownership of such individual or group, but are not deemed to be beneficially owned and outstanding for the purpose of computing the percentage ownership of any other person shown in the table.

(2)	Based on 77,700,000 shares of our Common Stock outstanding as of August 9, 2011.

Other Information

          We file periodic reports, proxy statements, and other documents with the SEC. You may obtain a copy of these reports by accessing the SEC’s website at http://www.sec.gov. You may also send communications to the Board of Directors at 2377 Gold Meadow Way, Suite 100, Gold River, California 95670.

XcelMobility Inc.
By Order of the Board of Directors

/s/ Jaime Brodeth
Jaime Brodeth
Chief Executive Officer